SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2019

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On January 23, 2019, the Board of Directors of Korea Electric Power Corporation (“KEPCO”) resolved to close its shareholders’ registry and hold the extraordinary general meeting of shareholders as follows. KEPCO will close its shareholders’ registry from February 8, 2019 to February 14, 2019 to determine its shareholders entitled to vote in the upcoming extraordinary general meeting of shareholders. The shareholders who are registered in the KEPCO’s shareholders’ registry on February 7, 2019 will be entitled to exercise their voting rights at the extraordinary general meeting of shareholders.

1.	Date / Time: March 4, 2019 / 15:30 p.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

KEPCO Headquarter

3.	Item to be Reported

-	Audit Report

4.	Agenda for Shareholder Approval:

-	Election of a Standing Director

Details regarding the nominee will be provided in future filings on Form 6-K of notice for extraordinary general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Baek, Woo-ki
Name:	Baek, Woo-ki
Title:	Head of Finance & IR Team

Date: January 23, 2018